The Pennsylvania Avenue Funds
                    ---------------------
  4201 Massachusetts Avenue N.W. 8037C  *  Washington, D.C. 20016-4751





Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549


VIA EDGAR


                                           December 16, 2003



Re:         The Pennsylvania Avenue Funds
            File Nos:  333-101384 and 811-21253
            CIK No. 0001199131
            Accession No. 0001199131-03-000017


Dear Sir/Madam:

On December 15, 2003, the above referenced 485APOS filing was forwarded via Edgar. It has been determined that this filing was filed incorrectly and we are requesting its withdrawal, under Form Type AW. Please contact the undersigned at 202-364-8395 with any questions or comments you may have concerning this submission.



Yours truly,

/s/ THOMAS KIRCHNER

Thomas Kirchner
President